UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.8)*

                                BEA Systems, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                    073325102
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                           Icahn Capital Management LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 16, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on September 14, 2007 by the Reporting Persons (the "Initial 13D"), as amended by the Amendment No. 1 to the Initial 13D, filed on September 20, 2007, Amendment No. 2 to the Initial 13D, filed on October 2, 2007, Amendment No. 3 to the Initial 13D, filed on October 3, 2007, Amendment No. 4 to the Initial 13D, filed on October 10, 2007, Amendment No. 5 to the Initial 13D, filed on October 12, 2007, Amendment No. 6 to the Initial 13D filed on October 26, 2007 and Amendment No. 7 to the Initial 13D filed on November 5, 2007 (collectively, the "Amendments", and together with the Initial 13D, the "Schedule 13D"), with respect to the shares of Common Stock, par value $.001 (the "Shares"), issued by BEA Systems, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     On January 16, 2008, certain of the Reporting Persons entered into a Voting Agreement with Oracle Corporation, which is attached hereto and is incorporated herein by reference.

     On January 16, 2008, Carl C. Icahn issued a press release concerning the Issuer, which is attached hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1. Voting Agreement, between certain of the Reporting Persons and Oracle Corporation, dated January 16, 2008.

2.   Carl C. Icahn Press Release, dated January 16, 2008.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2008

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward E. Mattner
              --------------------------
              Name: Edward E. Mattner
              Title:   Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



        [Signature Page of Schedule 13D Amend. No. 8 - BEA Systems, Inc.]

                                                                       EXHIBIT 1

                                VOTING AGREEMENT

     This VOTING AGREEMENT (this "Agreement"), dated as of January 16, 2008, is entered into by and among each of the individuals listed as "Stockholder" on the signature pages hereof ("Stockholder and, collectively, the "Stockholders") and Oracle Corporation, a Delaware corporation ("Parent").

     WHEREAS, contemporaneously with the execution of this Agreement, Parent, Bronco Acquisition Corporation, a Delaware corporation ("Merger Sub"), and BEA Systems, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), providing, among other things, for the merger of Merger Sub with and into the Company (the "Merger"); and

     WHEREAS, Parent and Merger Sub, as a condition to its willingness to enter into the Merger Agreement, have required assurances from the Stockholders regarding such Stockholder's support for the transactions contemplated by the Merger Agreement and agreement as to the other matters set forth in this Agreement, and the Stockholders have agreed to provide such assurances by entering into this Agreement; and

     WHEREAS, the Company has approved the entry by Parent, Merger Sub and Stockholders into this Agreement for purposes of Section 203 of the Delaware Law and has amended its Company Rights Agreement so that this Agreement does not cause a "Shares Acquisition Date" or "Distribution Date" to occur under the Company Rights Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Certain Definitions. For the purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in this Section 1. Other capitalized terms used and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

     "Additional Owned Shares" means all shares of Company Common Stock and any other equity securities of the Company which are Beneficially Owned by such Stockholder or any of its Affiliates and are acquired after the date hereof and prior to the termination of this Agreement.

     "Affiliate" has the meaning set forth in the Merger Agreement; provided, however, that the Company shall be deemed not to be an Affiliate of Stockholder.

     "Beneficially Owned," "Beneficial Owner" and "Beneficial Ownership" have the meanings set forth in Rule 13d-3 promulgated under the Securities Act.

     "Covered  Shares"  means the Owned  Shares  and  Additional  Owned  Shares.

     "Owned Shares" means all shares of Company Common Stock and any other equity securities of the Company which are Beneficially Owned by such Stockholder or any of its Affiliates as of the date hereof.

     "Term" has the meaning assigned thereto in Section 6 hereof.

     "Termination Date" means the earlier of (x) the date of the Stockholder Meeting to approve the Merger or the Merger Agreement and (y) May 30, 2008.

     "Transfer" means, with respect to a security, the transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of such security or the Beneficial Ownership thereof, the offer to make such a transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; provided, that "Transfer" shall not include the holding or transfer by the Stockholder of Covered Shares in or to margin accounts or its prime brokerage accounts or holdings or transfers to its other brokerage accounts or custody arrangements. As a verb, "Transfer" shall have a correlative meaning.

     2. Stockholder Vote.

     (a) Voting Agreement. The parties understand that the Company will call a stockholders meeting to be held on or after April 4, 2008, and the Stockholders agree that at any meeting of the stockholders of the Company held on or after April 4, 2008, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought with respect to the Merger Agreement or any Acquisition
Proposal or any proposal relating to the Merger Agreement or any Acquisition Proposal, each Stockholder shall, and shall cause any other holder of record of any Covered Shares to (i) appear at each such meeting or otherwise cause all Covered Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all Covered Shares (A) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement and in favor of any action in furtherance of any of the foregoing; (B) against (i) any Acquisition Proposal or any proposal relating to an Acquisition Proposal, (ii) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, or (iii) any amendment of the Company's certificate of incorporation or bylaws that, in the case of each of the foregoing clauses (i) through (iii) would (1) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Merger, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, or (3) change in any manner the voting rights of the Covered Shares. No Stockholder shall commit or agree to take any action inconsistent with the foregoing.

     (b) Irrevocable Proxy. Concurrently with the execution of this Agreement, each Stockholder agrees to deliver to Parent an irrevocable proxy in the form attached as Exhibit A hereto (the "Proxy"), which shall be irrevocable to the extent permitted by applicable law, covering all Covered Shares. Each Stockholder hereby represents to Parent that any proxies heretofore given in respect of the Covered Shares are not irrevocable and that any such proxies are hereby revoked, and each Stockholder agrees to promptly notify the Company of such revocation. Each Stockholder hereby affirms that the Proxy is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Each Stockholder hereby further affirms that the Proxy is coupled with an interest and may under no circumstances be revoked. Without limiting the generality of the foregoing, such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law. If for any reason the proxy granted herein is not irrevocable, each Stockholder agrees to vote the Covered Shares in accordance with Section 2(a) hereof.

     3. No Disposition. Each Stockholder hereby covenants and agrees that between the date hereof and the earlier of: (x) the first record date (the "Record Date") established by the Company Board after the date hereof by the Company with respect to a Stockholder Meeting to approve the Merger or the Merger Agreement and (y) the Termination Date, except as contemplated by this Agreement and the Merger Agreement, such Stockholder shall not (a) offer to Transfer, Transfer or consent to any Transfer of any or all of the Covered Shares or any interest therein without the prior written consent of Parent, (b) enter into any contract, option or other agreement or understanding with respect to any Transfer of any or all Covered Shares or any interest therein or (c) take any other action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby or by the Merger Agreement. Each Stockholder hereby covenants and agrees that from the date hereof until the date of the Stockholder Meeting, such Stockholder shall not (a) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Covered Shares or (b) deposit any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares. Any attempted Transfer of Covered Shares or any interest therein in violation of this Section 3 shall be null and void. This Section 3 shall not prohibit a Transfer of the Covered Shares by Stockholder (A) if such Stockholder is an individual (i) to any member of such Stockholder's immediate family, or to a trust for the benefit of such Stockholder or any member of such Stockholder's immediate family, or (ii) upon the death of such Stockholder, or (B) if such Stockholder is a partnership or limited liability company, to one or more partners or members of such Stockholder or to an affiliated entity under common control with such Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.

     4. Additional Agreements.

     (a)  Certain  Events.  In the event of any  stock  split,  stock  dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Covered Shares or the acquisition of Additional Owned Shares or other securities or rights of the Company by Stockholder or any of its Affiliates, (i) the type and number of Covered Shares shall be adjusted appropriately and (ii) this Agreement and the obligations hereunder shall automatically attach to any additional Covered Shares or other securities or rights of the Company issued to or acquired by Stockholder or any of its Affiliates.

     (b) Waiver of Appraisal and Dissenters' Rights and Actions. Each Stockholder hereby (i) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that such Stockholder may have and (ii) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any claim
(x) challenging the validity of, seeking to enjoin the operation of, any provision of this Agreement or (y) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with the Merger Agreement or the transactions contemplated thereby.

     (c) Communications. Unless required by applicable law, each Stockholder shall not, and shall cause its Representatives not to, make any press release, public announcement or other public communication that criticizes or disparages this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent. Each Stockholder hereby (i) consents to and authorizes the publication and disclosure by Parent of such Stockholder's identity and holding of Covered Shares, and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement, and any other information that Parent reasonably determines to be necessary in any SEC disclosure document in connection with the Merger or any other transactions contemplated by the Merger Agreement and (ii) agrees as promptly as practicable to notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document.

     (d) Additional Owned Shares. Each Stockholder hereby agrees, while this Agreement is in effect, to notify Parent promptly in writing of the number and description of any Additional Owned Shares.

     5. Representations and Warranties of Stockholder. Each Stockholder hereby represents and warrants to Parent as follows:

     (a) Title. Subject to normal margin and prime brokerage accounts, such Stockholder is the Beneficial Owner of the shares of Company Common Stock set forth on Schedule I (the "Disclosed Owned Shares"). The Disclosed Owned Shares constitute all of the capital stock and any other equity securities of the Company Beneficially Owned by such Stockholder and its Affiliates on the date hereof and neither such Stockholder nor any of its Affiliates is the Beneficial Owner of, or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any shares of Company Common Stock or any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for shares of Company Common Stock or such other equity securities, in each case other than the Disclosed Owned Shares. Such Stockholder has all necessary voting power, power of disposition and power to issue instructions with respect to the matters set forth in Sections 3 and 4 hereof and all other the matters set forth in this Agreement, in each case with respect to all of the Owned Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

     (b) Authority. Such Stockholder has all necessary power and authority and legal capacity to execute, deliver and perform all of such Stockholder's obligations under this Agreement, and consummate the transactions contemplated hereby, and no other proceedings or actions on the part of such Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

     (c) Due Execution and Delivery. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding agreement of Stockholder, enforceable against such Stockholder in accordance with its terms. If Stockholder is married, and any of the Covered Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, binding and enforceable, this Agreement has been duly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, Stockholder's spouse, enforceable in accordance with its terms. None of the Covered Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Covered Shares.

     (d) No Conflict or Default. None of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder's property or assets.

     (e) No Litigation. There is no suit, claim, action, investigation or proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder at law or in equity before or by any Governmental Entity that could reasonably be expected to impair the ability of such Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.

     6. Termination. Notwithstanding anything to the contrary contained herein, the term (the "Term") of this Agreement, the Proxy granted pursuant hereto and the obligations of the parties hereto shall commence on the date hereof and shall terminate upon the earliest of (i) the mutual agreement of Parent and Stockholder, (ii) the Effective Time; (iii) the termination of the Merger Agreement in accordance with its terms; and (iv) any decrease in the Merger Consideration, change in the form of such consideration or any other change in the Merger Agreement that is material and adverse to the Stockholder; provided that nothing herein shall relieve any party hereto from liability for any breach of this Agreement occurring during the Term of this Agreement.

     7. No Limitation. Nothing in this Agreement shall be construed to prohibit any Stockholder who is an officer or member of the Board of Directors of the Company from taking any action solely in his or her capacity as an officer or member of the Board of Directors of the Company or from taking any action with respect to any Acquisition Proposal as an officer or member of such Board of Directors.

     8. Miscellaneous.

     (a) Entire Agreement.  This Agreement (together with Schedule I and Exhibit
A) and the Proxy constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

     (b) Further Assurances. Each Stockholder agrees to take any other actions reasonably requested by Parent in order to vest, perfect, confirm or record the rights granted to Parent hereunder.

     (c) No Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the Stockholders (in the case of any assignment by Parent) or Parent (in the case of an assignment by a Stockholder); provided that Parent may assign its rights and obligations hereunder to Merger Sub or any other Subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder.

     (d) Binding Successors. The parties hereto hereby agree as follows:

          (i) subject to Section 8(d)(iii), prior to the Record Date, each Stockholder agrees that this Agreement and the Proxy and the obligations hereunder and thereunder shall attach to the Covered Shares Beneficially Owned by such Stockholder and its Affiliates and shall be binding upon any person to which legal or Beneficial Ownership of such Covered Shares shall pass prior to the Record Date, whether by operation of law or otherwise, including, without limitation, Stockholder's heirs, guardians, administrators or successors;

          (ii) between the Record Date and the Termination Date, each Stockholder agrees that this Agreement and the Proxy and the obligations hereunder and thereunder shall attach to the Covered Shares Beneficially Owned by such Stockholder and its Affiliates. In the event that any Stockholder shall Transfer any Covered Shares between the Record Date and the Termination Date, which Transfers are made through privately negotiated transaction, by operation of law or otherwise (including, without limitation, Transfers to such Stockholder's heirs, guardians, administrators or successors), it shall be a condition of such Transfer that such person agrees to be a party to this Agreement and shall be bound by the terms of this Agreement; provided, however, that the foregoing shall not apply to any Transfer occurring through NASDAQ and any such Transfer shall be free and clear of this Agreement and the Proxy and the obligations arising hereunder and thereunder (and the transferee thereof shall take such shares, which shall cease to be Covered Shares hereunder, free and clear of this Agreement and the Proxy and the obligations arising hereunder and thereunder) and that Parent shall have no right with regard to such Covered Shares; and

          (iii) anything to the contrary in this Agreement notwithstanding, following the Termination Date, each Stockholder may Transfer Covered Shares by any means and such Transfers shall be free and clear of this
     Agreement and the Proxy and the obligations arising hereunder and thereunder (and the transferee thereof shall take such shares, which shall cease to be Covered Shares hereunder, free and clear of this Agreement and the Proxy and the obligations arising hereunder and thereunder) and that Parent shall have no right with regard to such Covered Shares.

     (e) Amendments. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of Parent and Stockholder.

     (f) Notice. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received) (i) upon receipt, if delivered personally or by first class mail, postage pre-paid, (ii) on the date of transmission, if sent by facsimile transmission (with confirmation of receipt), or (iii) on the Business Day after dispatch, if sent by nationally recognized, documented overnight delivery service, as follows: If to Stockholder:

     At the address and facsimile number set forth on Schedule I hereto.

         Copy to:

         Icahn Enterprises L.P.
         Icahn Associates Corp. and Affiliated Companies
         767 Fifth Avenue
         New York, NY  10153
         Attention: Keith L. Schaitkin, Deputy General Counsel
         Facsimile: (212) 688-1158

         If to Parent:
         Oracle Corporation
         500 Oracle Parkway
         Redwood City, CA  94065
         Attention: General Counsel
         Facsimile No.: (650) 633-1813

         Copy to:

         Latham & Watkins LLP
         505 Montgomery Street, Suite 2000
         San Francisco, CA  94111
         Attention:  John M. Newell, Esq.
         Facsimile No.: (415) 395-8095

or to such other address or facsimile number as the person to whom notice is given may have previously furnished to the other parties hereto in writing in the manner set forth above.

     (g) Severability. This Agreement shall be deemed severable; the invalidity, illegality or unenforceability of any term or provision of this Agreement shall not affect the validity, legality or enforceability of the balance of this Agreement or of any other term hereof, which shall remain in full force and effect. If any of the provisions hereof are determined to be invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible.

     (h) Remedies. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     (i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with such party's obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of such party's right to exercise any such or other right, power or remedy or to demand such compliance.

     (j) No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     (k) Governing Law. This Agreement, and all matters arising hereunder or in connection herewith, shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without giving effect to the principles of conflict of laws.

     (l) Submission to Jurisdiction. Each party to this Agreement hereby irrevocably and unconditionally (i) consents to the submission to the exclusive jurisdiction of the Court of Chancery of the State of Delaware sitting in Wilmington, Delaware for any actions, suits or proceedings arising out of or relating to this Agreement or the transaction contemplated hereby, (ii) agrees not to commence any action, suit or proceeding relating thereto except in such court and in accordance with the provisions of this Agreement, (iii) agrees that service of any process, summons, notice or document by U.S. registered mail, or otherwise in the manner provided for notices in Section 8(f) hereof, shall be effective service of process for any such action, suit or proceeding brought against it in any such court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action, suit or proceeding in such courts and (v) agrees not to plead or claim in any court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto agrees that a final judgment in any such action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

     (m) Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT
(A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(M).

     (n) Specific Performance. The parties hereto hereby agree that irreparable damage to Parent would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any provision of this Agreement were not fully performed by each Stockholder in accordance with its specific terms or were otherwise breached. Each Stockholder hereby waives any defenses based on the adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by Parent. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by a Stockholder of any of its covenants or obligations set forth in this Agreement, Parent shall be entitled (in addition to any other remedy that may be available at law or in equity, including monetary damages) to seek and obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach.

     (o) Interpretation. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The words "include," "includes" and "including" shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. No provision of this Agreement shall be interpreted for or against any party hereto because that party or its legal representatives drafted the provision. The words "hereof," " hereto," "hereby," "herein," "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not any particular section in which such words appear.

     (p) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

     (q) Expenses. Except as otherwise provided herein, each party hereto shall pay such party's own expenses incurred in connection with this Agreement.


     IN WITNESS WHEREOF, Parent and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

                               ORACLE CORPORATION


                               By:  /s/ Charles E. Phillips, Jr.
                                    ----------------------------
                                    Name:  Charles E. Phillips, Jr.
                                    Title:  President


HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

                                   SCHEDULE I


NAME AND CONTACT INFORMATION                 NUMBER OF SHARES OF COMPANY COMMON
FOR STOCKHOLDERS                             STOCK BENEFICIALLY OWNED

High River Limited Partnership(1)                       10,364,001
c/o Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York 10153
Attention:  Keith Schaitkin
Facsimile No.:  (212) 688-1158

Icahn Partners LP (1)                                   15,236,448
c/o Icahn Capital Management LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
Attention:  Keith Schaitkin
Facsimile No.:  (212) 688-1158

Icahn Partners Master Fund LP (1)                       18,049,915
c/o Icahn Capital Management LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
Attention:  Keith Schaitkin
Facsimile No.:  (212) 688-1158

Icahn Partners Master Fund II LP (1)                    5,926,430
c/o Icahn Capital Management LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
Attention:  Keith Schaitkin
Facsimile No.:  (212) 688-1158

Icahn Partners Master Fund III LP(1)                    2,243,223
c/o Icahn Capital Management LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
Attention:  Keith Schaitkin
Facsimile No.:  (212) 688-1158

------------------------------
(1) For further information relating to the beneficial ownership of the shares set forth on this Schedule I, please see the Schedule 13D filed with the Securities and Exchange Commission on September 14, 2007 by High River Limited Partnership, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP, among others, as amended by the Amendment No. 1 filed on September 20, 2007, Amendment No. 2 filed on October 2, 2007, Amendment No. 3 filed on October 3, 2007, Amendment No. 4 filed on October 10, 2007, Amendment No. 5 filed on October 12, 2007, Amendment No. 6 filed on October 26, 2007 and Amendment No. 7 filed on November 5, 2007, with respect to the shares of common stock issued by BEA Systems, Inc.

                                    EXHIBIT A

                            FORM OF IRREVOCABLE PROXY

     The  undersigned  stockholder  ("Stockholder")  of  BEA  Systems,  Inc.,  a
Delaware corporation (the "Company"), hereby (i) irrevocably grants to, and appoints, Oracle Corporation, a Delaware corporation ("Parent"), and any person designated in writing by Parent, and each of them individually, Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote all of the Covered Shares or grant a consent or approval in respect of the Covered Shares, in accordance with the terms of this Proxy and (ii) revokes any and all proxies heretofore given in respect of the Covered Shares.

     This Proxy is granted pursuant to that certain Voting Agreement, dated as of January 16, 2008, by and between Parent and Stockholder (the "Voting Agreement"). For the purposes of this Proxy, "Covered Shares" has the meaning set forth in the Voting Agreement.

     Stockholder hereby affirms that the irrevocable proxy set forth in this Proxy is given in connection with the execution of that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof, by and among Parent, Bronco Acquisition Corporation, a Delaware corporation ("Merger Sub"), and the Company, providing, among other things, for the merger of Merger Sub with and into the Company, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under the Voting Agreement. Stockholder hereby further affirms that the irrevocable proxy set forth in this Proxy is coupled with an interest and may under no circumstances be revoked. Without limiting the generality of the foregoing, this Proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law.

     The attorneys-in-fact and proxies named above are hereby authorized and empowered by the undersigned at any time after the date hereof and prior to the termination of the Voting Agreement to act as the undersigned's attorney-in-fact and proxy to vote the Covered Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Covered Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special, adjourned or postponed meeting of the stockholders of the Company and in every written consent in lieu of such a meeting, solely in the manner set forth in Section 2(a) of the Voting Agreement. No Stockholder shall commit or agree to take any action inconsistent with the foregoing.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned, except as set forth in Section 8(d) of the Voting Agreement.

     This Proxy will terminate and become null and void and of no further effect upon the termination of the Voting Agreement pursuant to Section 6 thereof.

Dated: January 16, 2008


HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

                                                                       EXHIBIT 2

                                 PRESS RELEASE

FOR IMMEDIATE RELEASE
CONTACT:  SUSAN GORDON: (212) 702-4309


       CARL C. ICAHN ISSUES STATEMENT CONCERNING ORACLE ACQUISITION OF BEA

New York, New York, January 16, 2008 - Today, BEA Systems, Inc. (BEAS) announced that it has entered into a merger agreement with Oracle Corporation (ORCL) pursuant to which Oracle has agreed to acquire BEA Systems for $19.375 per share, or an aggregate transaction value of approximately $8.5 billion. Affiliates of Carl C. Icahn, which hold nearly 13% of BEA's common stock, agreed with Oracle to vote their BEA shares in favor of the merger.

Carl C. Icahn stated that "This transaction is an excellent example of the great results that can be achieved for all constituencies when the shareholder activist is able to work cooperatively with management."